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(Stock Code: 2383)	(Stock Code: 8282)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules and Rule 17.10 of the GEM Listing Rules.

The respective boards of directors of TOM and TOM Online wish to inform the public of the potential impact of certain recent changes in operational practices introduced by China Mobile on TOM Online’s WVAS business, in particular its WAP business.

In addition, TOM Online’s 51% share of the results of the TOM Eachnet joint venture, which began on 1 February 2007, will be reflected in TOM Online’s financial statements for the full second quarter of 2007, instead of just two months of the first quarter of 2007. The TOM Eachnet joint venture recorded a loss in the quarter ended 31 March 2007, and that loss has continued.

The respective shareholders of TOM and TOM Online and other investors are advised to exercise caution when dealing in the shares of TOM and TOM Online.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and Rule 17.10 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM Listing Rules”).

The respective boards of directors of TOM Group Limited (“TOM”) and TOM Online Inc. (“TOM Online”) wish to inform the public of the potential impact of certain recent changes in operational practices introduced by China Mobile Communications Corporation (“China Mobile”) on TOM Online’s wireless value-added services (“WVAS”) business, in particular its wireless application protocol (“WAP”) business.

The provision of WVAS over the mobile networks of China Mobile and China United Telecommunications Corporation (“China Unicom”) is one of the principal businesses of TOM Online. Revenue from such services accounted for 90.6% of TOM Online’s total revenue for the quarter ended 31 March 2007. Among TOM Online’s WVAS businesses, the higher margin WAP services accounted for 20.4% of TOM Online’s total WVAS revenue for the quarter ended 31 March 2007.

In May 2007, China Mobile began the operational practice of displaying a service fee reminder to WAP service users when they request the download of a WAP page onto their mobile handsets and seeking their confirmation before processing the download request. In addition, China Mobile started to place links to only its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users. In the past, such embedded menus on handsets featured links to all popular products on China Mobile’s networks, including TOM Online’s products.

Although TOM Online is still in the process of assessing the potential impact of these changes adopted by China Mobile, it expects them to have a significant adverse impact on TOM Online’s WAP business in particular and WVAS business as a whole in the second quarter of 2007 and beyond.

In addition, TOM Online’s 51% share of the results of the TOM Eachnet joint venture, which began on 1 February 2007, will be reflected in TOM Online’s financial statements for the full second quarter of 2007, instead of just two months of the first quarter of 2007. The TOM Eachnet joint venture recorded a loss in the quarter ended 31 March 2007, and that loss has continued.

The respective shareholders of TOM and TOM Online and other investors are advised to exercise caution when dealing in the shares of TOM and TOM Online.

By Order of the Board of TOM Group Limited Angela Mak Executive Director	By Order of the Board of TOM Online Inc. Peter Schloss Executive Director

Hong Kong, 25 June 2007

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where TOM Online conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.

As at the date of this announcement, the directors of TOM are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Ms. Tommei Tong Ms. Angela Mak	Mr. Frank Sixt (Chairman) Ms. Debbie Chang Mrs. Susan Chow Mr. Edmond Ip Mrs. Angelina Lee Mr. Wang Lei Lei	Mr. Henry Cheong Ms. Anna Wu Mr. James Sha

The directors of TOM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TOM Online Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the TOM Online Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the TOM Online Group) misleading.

As at the date of this announcement, the directors of TOM Online are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei Mr. Jay Chang Mr. Peter Schloss Ms. Elaine Feng Mr. Fan Tai	Mr. Frank Sixt (Chairman) Ms. Tommei Tong (Vice Chairman) Ms. Angela Mak Alternate Director: Mrs. Susan Chow (Alternate to Mr. Frank Sixt)	Mr. Gordon Kwong Mr. Ma Wei Hua Dr. Lo Ka Shui

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to TOM Group (except the TOM Online Group)) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement (other than that relating to TOM Group (except the TOM Online Group)) have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the “Latest Company Announcements” page for a minimum period of 7 days from the date of publication.

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